The information in this prospectus supplement is not complete and may be changed. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and we are not soliciting offers in any jurisdiction where the offer or sale is not permitted.

Filed pursuant to Rule 424(b)(5)

Registration Number: 333-106772
SUBJECT TO COMPLETION, DATED JUNE 24, 2004
PROSPECTUS SUPPLEMENT (To Prospectus Dated July 14, 2003)
$300,000,000

Arizona Public Service Company

% Notes due 2014

         This is an offering by Arizona Public Service Company of $300,000,000 of           % notes due June 30, 2014. Interest on the notes is payable June 30 and December 30 of each year, beginning December 30, 2004. We may redeem some or all the notes at any time at the redemption price described under the caption “Description of Notes — Redemption.” The notes have no sinking fund provisions. We do not intend to list the notes on any securities exchange or quotation system.

      The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding.

      Investing in the notes involves risk. See “Risk Factors” beginning on page S-4 of this prospectus supplement.

Per %
	Note	Total

Initial public offering price(1)%		$
Underwriting discount	%	$
Proceeds, before expenses, to Arizona Public Service Company	%	$

(1)	Plus accrued interest, if any, from June , 2004, if settlement occurs after that date.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

      The underwriters expect to deliver the notes to purchasers in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New York on or about June      , 2004.

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Banc of America Securities LLC

Citigroup

Goldman, Sachs & Co.

Lehman Brothers

UBS Investment Bank

The date of this prospectus supplement is June      , 2004.

     You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the notes in any state where the offer is not permitted. You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date on the front of this prospectus supplement.

     This document is in two parts. The first part is this prospectus supplement, which describes the terms of the offering of the notes and also adds to and updates information contained in the accompanying prospectus and the documents incorporated by reference into the accompanying prospectus. The second part is the accompanying prospectus, which gives more general information, some of which will not apply to the notes. If the description of the offering varies between this prospectus supplement and the accompanying prospectus, you should rely on the information in this prospectus supplement.

SELECTED INFORMATION

     The following material is qualified in its entirety by reference to the detailed information and financial statements included or incorporated by reference in this Prospectus Supplement.

The Company

     We were incorporated in 1920 under the laws of Arizona and are a wholly-owned subsidiary of Pinnacle West Capital Corporation (“Pinnacle West”). We are a vertically-integrated electric utility that provides either retail or wholesale electric service to most of the State of Arizona. Through our marketing and trading division, we generate, sell and deliver electricity to wholesale customers in the western United States. Our marketing and trading division also sells, in the wholesale market, the generation output of our affiliate, Pinnacle West Energy Corporation (“Pinnacle West Energy”), that is not needed for our native load, which includes loads for retail customers and traditional cost-of-service wholesale customers. We do not distribute any products. We currently have more than 931,500 customers. Our principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004, and our telephone number is 602-250-1000.

The Offering

Securities Offered	$300,000,000 of % Notes due 2014.

Maturity	June 30, 2014.

Interest Rate; Interest Payment Dates	The notes will bear interest at the rate of % per annum, payable on June 30 and December 30 of each year, beginning December 30, 2004.

Use of Proceeds	To pay at maturity or redeem all or a portion of $100 million in aggregate principal amount of our 6.25% Notes due January 15, 2005 and/or all or a portion of $300 million in aggregate principal amount of our 7.625% Notes due August 1, 2005. If we redeem either of these series prior to maturity, a portion of the proceeds may also be used to pay a redemption premium. See “Use of Proceeds.”

Optional Redemption	All or a portion of the notes may be redeemed at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of 100% of the principal amount of the notes being redeemed on the redemption date or a make-whole price described under “Description of the Notes—Redemption” below, plus, in each case, accrued and unpaid interest thereon to the redemption date.

Ranking	The notes will be our unsecured senior obligations and will rank equally with all of our other unsecured senior indebtedness from time to time outstanding. After giving effect to the issuance of the notes and the application of the net proceeds therefrom, we will have approximately $2.4 billion aggregate principal amount of unsecured senior indebtedness outstanding.

Form of notes	One or more global securities held in the name of The Depository Trust Company (“DTC”) in a minimum denomination of $1,000 and any integral multiple thereof.

Trustee	JPMorgan Chase Bank.

Risk Factors	See “Risk Factors” for a discussion of factors you should carefully consider before you decide to invest in the notes.

Financial Data (thousands of dollars):

	Three
	Months Ended	Twelve Months Ended
	March 31,	December 31,
	2004	2003	2002	2001
Electric Operating Revenues	$441,102	$2,104,931	$1,936,166	$2,352,098

Net Income	$33,353	$180,937	$199,343	$265,487

Ratio of Earnings to Fixed Charges	2.12	2.47	2.93	3.77

Capitalization Data (thousands of dollars):

	As of
	March 31, 2004(1)(2)	Percentage
Total Debt (including current maturities)	2,442,568	52.5%
Common Stock Equity	2,211,668	47.5%

Total Capitalization	$4,654,236	100.0%

(1)	Financial information as of March 31, 2004 is unaudited but, in the judgment of the Company’s management, contains all necessary adjustments for a fair presentation of the financial position of the Company on such date and the result of operations for such period.

(2)	The net proceeds from the issuance of the notes will be used for the refinancing of a similar amount of outstanding long-term debt.

RISK FACTORS

     Before investing in the notes, you should carefully consider the following discussion of risks and the other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus, including the information under the headings “Forward-Looking Statements” in the accompanying prospectus and “Risk Factors” starting on page 3 of the accompanying prospectus. Although we have tried to discuss key factors in this prospectus supplement and the accompanying prospectus, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. The risks set forth below supersede any similarly entitled risk factors contained in the accompanying prospectus.

We cannot predict the outcome of our general rate case pending before the Arizona Corporation Commission (the “ACC”).

     As required by a 1999 settlement agreement among us and various parties (the “1999 Settlement Agreement”), on June 27, 2003, we filed a general rate case with the ACC. We requested a $175.1 million, or 9.8%, increase in our annual retail electricity revenues, to become effective July 1, 2004. The major reasons for the request include:

•	complying with the provisions of the 1999 Settlement Agreement;

•	incorporating significant increases in fuel and purchased power costs, including results of purchases through the ACC’s “Track B” procurement process;

•	recognizing changes in our cost of service, cost allocation and rate design;

•	obtaining rate base recognition of the generating plants built in Arizona by Pinnacle West Energy, since 1999 to serve our retail electricity customers, specifically, Redhawk Units 1 and 2, West Phoenix Units 4 and 5 and Saguaro Unit 3 (the “PWEC Dedicated Assets”);

•	recovering $234 million written off by us as a result of the 1999 Settlement Agreement; and

•	recovering restructuring and compliance costs associated with the ACC’s electric competition rules (the “Rules”).

     The general rate case will also address the implementation of rate adjustment mechanisms that were the subject of ACC hearings in April 2003. The rate adjustment mechanisms, which were authorized in the 1999 Settlement Agreement, would allow us to recover several types of costs, the most significant of which are power supply costs (fuel and purchased power costs) and costs associated with complying with the Rules. If we do not have a rate adjustment mechanism that allows us to fully recover our power supply costs, then changes in these costs may harm our financial performance. On November 4, 2003, the ACC approved the issuance of an order which authorizes a rate adjustment mechanism allowing us to recover changes in purchased power costs (but not changes in fuel costs) incurred after July 1, 2004. The other rate adjustment mechanisms authorized in the 1999 Settlement Agreement (such as the costs associated with complying with the Rules) were also tentatively approved for subsequent implementation in the general rate case. The purchased power rate adjustment mechanism will not become effective until there is a final order in the general rate case, and the ACC further reserved the right to amend or modify, in all respects, this November 4 order during the rate case.

     In its filed testimony in the rate case, the ACC staff recommended, among other things, that the ACC decrease our rates by approximately 8% (approximately $143 million annually), not allow the PWEC Dedicated Assets to be included in our rate base, and not allow us to recover any of the $234 million written off as a result of the 1999 Settlement Agreement. The ACC staff recommendations, if implemented as proposed, could have a material adverse impact on our results of operations, financial position, liquidity, dividend sustainability, credit ratings, and access to capital markets. We cannot predict the outcome of the rate case and the resulting levels of regulated revenues.

We are subject to complex government regulation which may have a negative impact on our business and our results of operations.

     We are subject to governmental regulation that may have a negative impact on our business and results of operations. We are a “subsidiary company” of a “holding company” within the meaning of the Public Utility Holding Company Act (“PUHCA”); however, we are exempt from the provisions of PUHCA by virtue of the filing of an annual exemption statement with the Securities and Exchange Commission (“SEC”) by our parent company, Pinnacle West.

     We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. The Federal Energy Regulatory Commission (“FERC”), the Nuclear Regulatory Commission (“NRC”), the Environmental Protection Agency (“EPA”), and the ACC regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers. We believe the necessary permits, approvals and certificates have been obtained for our existing operations. However, changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations. We are also unable to predict the impact on our business and operating results from the future regulatory activities of any of these agencies. For example, in connection with an audit of us and our affiliates by the FERC, certain instances of noncompliance with FERC regulations related to the administration of our transmission tariff have been identified. We currently expect, but cannot provide any assurance, that the resolution of these matters will not have a material adverse effect on our financial position, results of operations or liquidity.

The procurement of wholesale power by us without the ability to adjust retail rates could have an adverse impact on our business and financial results.

     Although the Rules allow retail customers to have access to competitive providers of energy and energy services, under the Rules we are the “provider of last resort” for standard-offer, full-service customers under rates that have been approved by the ACC. These rates are established until at least July 1, 2004. At various times, prices in the spot wholesale market have significantly exceeded the amount included in our current retail rates. In the event of shortfalls due to unforeseen increases in load demand or generation or transmission outages, we may need to purchase additional supplemental power in the wholesale spot market. There can be no assurance that we would be able to fully recover the costs of this power. In addition, we filed a general rate case with the ACC on June 27, 2003 (see discussion above). Among other things, the rate case will address the implementation of rate adjustment mechanisms, which would allow us to recover several types of costs, the most significant of which are power supply costs (fuel and purchased power costs) and costs associated with complying with the Rules.

If we are not able to access capital at competitive rates, our ability to implement our financial strategy will be adversely affected.

     We rely on access to short-term money markets, longer-term capital markets and the bank markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	an economic downturn;

•	capital market conditions generally;

•	the bankruptcy of an unrelated energy company;

•	market prices for electricity and gas;

•	terrorist attacks or threatened attacks on our facilities or those of unrelated energy companies; or

•	the overall health of the utility industry.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

A significant reduction in our credit ratings could materially and adversely affect our business, financial condition and results of operations.

     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs, which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. In addition, borrowing costs under certain of our existing credit facilities depend on our credit ratings. A downgrade could also require us to provide additional support in the form of letters of credit or cash or other collateral to various counterparties. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from rating agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

Deregulation or restructuring of the electric industry may result in increased competition, which could have a significant adverse impact on our business and our financial results.

     Retail competition could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Under the Rules, as modified by the 1999 Settlement Agreement, we were required to transfer all of our competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. To satisfy this requirement, we planned to transfer generation assets to Pinnacle West Energy. Pursuant to an ACC order dated September 10, 2002, the ACC unilaterally modified the 1999 Settlement Agreement and directed us to cancel any plans to divest interests in any of our generating assets. The ACC further established a requirement that we solicit bids for certain estimated amounts of capacity and energy for periods beginning July 1, 2003. Pinnacle West Energy bid on and entered into contracts to supply most of our requirements in the summer months through September 2006. These regulatory developments and legal challenges to the Rules have raised considerable uncertainty about the status and pace of retail electric competition and of electric restructuring in Arizona. Although some very limited retail competition existed in our service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to our customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter our service territory.

     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

Recent events in the energy markets that are beyond our control may have negative impacts on our business.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and rating agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

Our results of operations can be adversely affected by milder weather.

     Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

There are inherent risks in the operation of nuclear facilities, such as environmental, health and financial risks and the risk of terrorist attack.

     We have an ownership interest in and operate, on behalf of a group of owners, the Palo Verde Nuclear Generating Station (“Palo Verde”), which is the largest nuclear electric generating facility in the United States. Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, the costs of securing the facilities against possible terrorist attacks and unscheduled outages due to equipment and other problems. We maintain nuclear decommissioning trust funds and external insurance coverage to minimize our financial exposure to some of these risks; however, it is possible that damages could exceed the amount of insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

The use of derivative contracts in the normal course of our business and changing interest rates and market conditions could result in financial losses that negatively impact our results of operations.

     Our operations include managing market risks related to commodity prices and, subject to specified risk parameters, engaging in marketing and trading activities intended to profit from market price movements. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances and credits. We have established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension plan and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension plan is also impacted by the discount rate, which is the interest rate used to discount future pension obligations. Continuation of recent decreases in the discount rate would result in increases in pension costs, cash contributions, and charges to other comprehensive income. The pension plan and nuclear decommissioning trust funds also have risks associated with changing market values of equity investments. A significant portion of the pension costs and all of the nuclear decommissioning costs are recovered in regulated electricity prices.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, and implementation of the FERC’s standard market design may materially impact our operations, cash flows or financial position.

     In a December 1999 order, the FERC established characteristics and functions that must be met by utilities in forming and operating RTOs. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets and exclusive authority to maintain short-term reliability. Additionally, in a pending notice of proposed rulemaking, the FERC is considering implementing a standard market design for wholesale markets. On October 16, 2001, we and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that our proposal to form WestConnect RTO, LLC would satisfy the FERC’s requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC’s RTO requirements and provide the basic framework for a standard market design for the Southwest. On September 15, 2003, the FERC issued an order granting clarification and rehearing, in part, of its prior orders. In particular, this order approved the use of a physical congestion management scheme, which is used to allocate transmission rights on congested lines, for WestConnect for an initial phase-in period. FERC indicated that the WestConnect utilities and the appropriate regional state advisory committee should develop a market based congestion management scheme for subsequent implementation. We are now participating in a cost/benefit analysis of implementing WestConnect, the results of which are expected to be completed in 2004.

     If we ultimately join an RTO, we could incur increased transmission-related costs and reduced transmission service revenues; we may be required to expand our transmission system according to decisions made by the RTO rather than our internal planning process; and we may experience other impacts on our operations, cash flows or financial position that will not be quantifiable until the final tariffs and other material terms of the RTO are known.

We are subject to numerous environmental laws and regulations that may increase our cost of operations, impact our business plans, or expose us to environmental liabilities.

     We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

Actual results could differ from estimates used to prepare our financial statements.

     In preparing the financial statements in accordance with accounting principles generally accepted in the United States of America, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates. We consider the following accounting policies to be our most critical because of the uncertainties, judgments and complexities of the underlying accounting standards and operations involved.

•	Regulatory Accounting — Regulatory accounting allows for the actions of regulators, such as the ACC and the FERC, to be reflected in the financial statements. Their actions may cause us to capitalize costs that would otherwise be included as an expense in the current period by unregulated companies. If future recovery of costs ceases to be probable, the assets would be written off as a charge in current period earnings. We had $162 million of regulatory assets on our balance sheet at March 31, 2004.

•	Pensions and Other Postretirement Benefit Accounting — Changes in our actuarial assumptions used in calculating our pension and other postretirement benefit liability and expense can have a significant impact on our earnings, plan funding requirements and financial position. The most relevant actuarial assumptions are the discount rate used to measure our liability and net periodic cost, the expected long-term rate of return on plan assets used to estimate earnings on invested funds over the long-term, and the assumed healthcare cost trend rates. We review these assumptions on an annual basis and adjust them as necessary.

•	Derivative Accounting — Derivative accounting requires evaluation of rules that are complex and subject to varying interpretations. Our evaluation of these rules, as they apply to our contracts, will determine whether we use accrual accounting or fair value (mark-to-market) accounting. Mark-to-market accounting requires that changes in fair value be recorded in earnings or, if certain hedge accounting criteria are met, in common stock equity (as a component of other comprehensive income (loss)).

•	Mark-to-Market Accounting — The market value of our derivative contracts is not always readily determinable. In some cases, we use models and other valuation techniques to determine fair value. The use of these models and valuation techniques sometimes requires subjective and complex judgment. Actual results could differ from the results estimated through application of these methods. Our marketing and trading portfolio consists of structured activities hedged with a portfolio of forward purchases that protects the economic value of the sales transactions.

FORWARD-LOOKING STATEMENTS

     The forward-looking statements disclaimer set forth below supersedes any similarly entitled forward-looking statements disclaimer contained in the accompanying prospectus.

     This prospectus supplement and the accompanying prospectus contain forward-looking statements based on current expectations, and we assume no obligation to update these statements or make any further statements on any of these issues, except as required by applicable law. These forward-looking statements are often identified by words such as “predict”, “hope,” “may,” “believe,” “anticipate,” “plan,” “expect,” “require,” “intend,” “assume” and similar words. Because actual results may differ materially from expectations, we caution readers not to place undue reliance on these statements. A number of factors could cause future results to differ materially from historical results, or from results or outcomes currently expected or sought by us. In addition to the “Risk Factors” discussed above, these factors include, but are not limited to:

•	state and federal regulatory and legislative decisions and actions, including the outcome of the rate case we filed with the ACC on June 27, 2003 and the wholesale electric price mitigation plan adopted by the FERC;

•	the outcome of regulatory, legislative and judicial proceedings relating to the restructuring;

•	the ongoing restructuring of the electric industry, including the introduction of retail electric competition in Arizona and decisions impacting wholesale competition;

•	market prices for electricity and natural gas;

•	power plant performance and outages;

•	weather variations affecting local and regional customer energy usage;

•	energy usage;

•	regional economic and market conditions, including the results of litigation and other proceedings resulting from the California energy situation, volatile purchased power and fuel costs and the completion of generation and transmission construction in the region, which could affect customer growth and the cost of power supplies;

•	the cost of debt and equity capital and access to capital markets;

•	our ability to compete successfully outside traditional regulated markets (including the wholesale market);

•	the performance of our marketing and trading activities due to volatile market liquidity and deteriorating counterparty credit and the use of derivative contracts in our business (including the interpretation of the subjective and complex accounting rules related to these contracts);

•	changes in accounting principles generally accepted in the United States of America;

•	the performance of the stock market and the changing interest rate environment, which affect the amount of our required contributions to our pension plan and nuclear decommissioning trust funds, as well as our reported costs of providing pension and other postretirement benefits;

•	technological developments in the electric industry;

•	conservation programs; and

•	other uncertainties, all of which are difficult to predict and many of which are beyond our control.

USE OF PROCEEDS

     We will use the net proceeds from the sale of the notes to pay at maturity or redeem all or a portion of $100 million in aggregate principal amount of our 6.25% Notes due January 15, 2005 and/or all or a portion of $300 million in aggregate principal amount of our 7.625% Notes due August 1, 2005. If we redeem either of these series prior to maturity, a portion of the proceeds may also be used to pay a redemption premium. Until we use the proceeds for these purposes, we will temporarily invest the proceeds in U.S. government or agency obligations, commercial paper, bank certificates of deposit, or repurchase agreements collateralized by U.S. government or agency obligations, institutional money market mutual funds, auction rate securities or other tax exempt securities or deposit the proceeds with banks.

RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods:

Three
Months
Ended
March 31,	Twelve Months Ended December 31,
2004	2003	2002	2001	2000	1999
2.12	2.47	2.93	3.77	3.79	3.24

     For the purposes of computing our ratios of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of income (loss) from continuing operations before income taxes and fixed charges. “Fixed charges” represent interest expense, the amortization of debt discount and the interest portion of rentals.

DESCRIPTION OF THE NOTES

     We will issue the notes as a separate series of Debt Securities under the indenture dated as of January 15, 1998, between us and JPMorgan Chase Bank (formerly known as “The Chase Manhattan Bank”), as trustee. The following description of specific terms of the notes supplements the description of the general terms and provisions of the Debt Securities in the accompanying prospectus under “Description of Debt Securities.” Because this is a summary, it does not contain all the information that may be important to you. Capitalized terms used but not defined in this section have the meanings assigned to those terms in the accompanying prospectus.

     General

     The specific financial and legal terms of the notes are set forth below:

•	Title: $300,000,000 % Notes due , 2014

•	Total principal amount being issued: $300,000,000

•	Due date for principal: June 30, 2014

•	Interest rate: %

•	Date interest starts accruing: June , 2004

•	Interest due dates: June 30 and December 30

•	First interest due date: December 30, 2004

•	Regular record dates for interest due dates: June 15 for the June 30 interest due date; December 15 for the December 30 interest due date

•	Computation of interest: on the basis of a 360-day year of twelve 30-day months

•	Form of notes: A global security will initially represent the notes. We will deposit the global security with or on behalf of The Depository Trust Company (“DTC”). See “Global Securities” in the accompanying prospectus. We may allow exchange of the global security for registered notes and transfer of the global security to a person other than DTC in additional circumstances that we agree to other than those described under that heading.

•	Sinking fund: The notes will not be subject to any sinking fund.

     The notes will constitute a separate series of our unsecured senior Debt Securities. The notes will rank equally with all of our existing and future senior unsecured debt and senior to all of our existing and future subordinated debt and will be effectively subordinated to any secured debt we may issue in the future. As of May 31, 2004, we had no outstanding secured debt. The prospectus that accompanies this prospectus supplement describes our Debt Securities under “Description of Debt Securities.”

     We have retired all first mortgage bonds issued by us under our 1946 mortgage and deed of trust, including the first mortgage bonds originally securing our senior notes. On April 30, 2004, we terminated our mortgage and deed of trust and, as a result, we will not be able to issue any additional first mortgage bonds under that mortgage.

Further Issues

     We may from time to time, without notice to, or the consent of, the then existing registered holders of the notes, create and issue further notes equal in rank and having the same maturity, payment terms, redemption features, and other terms as the series of notes offered by this prospectus supplement, except for the payment of interest accruing prior to the issue date of the further notes and (under some circumstances) for the first payment of interest following the issue date of the further notes. These further notes may be consolidated and form a single series with the series of the notes offered by this prospectus supplement.

Redemption

     All or a portion of the notes may be redeemed at our option at any time or from time to time. The redemption price for the notes to be redeemed on any redemption date will be equal to the greater of the following amounts:

•	100% of the principal amount of the notes being redeemed on the redemption date; or

•	the sum of the present values of the remaining scheduled payments of principal and interest on the notes being redeemed on that redemption date (not including any portion of any payments of interest accrued to the redemption date) discounted to the redemption date on a semiannual basis at the Adjusted Treasury Rate (as defined below) plus basis points, as determined by a Reference Treasury Dealer (as defined below) appointed by us for such purpose;

plus, in each case, accrued and unpaid interest thereon to the redemption date. Notwithstanding the foregoing, installments of interest on notes that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the notes and the related indenture. The redemption price will be calculated on the basis of a 360-day year consisting of twelve 30-day months.

     We will mail notice of any redemption at least 30 days but not more than 60 days before the redemption date to each registered holder of the notes to be redeemed. However, we will not know the exact redemption price until three business days before the redemption date. Therefore, the notice of redemption will only describe how the redemption price will be calculated. Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

     “Adjusted Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

     “Comparable Treasury Issue” means the U.S. Treasury security selected by a Reference Treasury Dealer appointed by us for such purpose as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

     “Comparable Treasury Price” means, with respect to any redemption date, (A) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (B) if the trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such quotations, or (C) if only one Reference Treasury Dealer Quotation is received, such quotation.

     “Reference Treasury Dealer” means (A) Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. (or their respective affiliates which are Primary Treasury Dealers), and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer; and (B) any other Primary Treasury Dealer(s) selected by the trustee under the indenture relating to the notes after consultation with us.

     “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the trustee under the indenture relating to the notes, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the trustee by such Reference Treasury Dealer at 5:00 p.m. (New York City time) on the third business day preceding such redemption date.

Defeasance

     The provisions described in the accompanying prospectus under the caption “Description of Debt Securities — Defeasance and Covenant Defeasance” are applicable to the notes.

Regarding the Trustee

     JPMorgan Chase Bank is the trustee under the indenture relating to the notes. We maintain normal banking arrangements with JPMorgan Chase Bank. JPMorgan Chase Bank also:

•	serves as trustee for the holders of several series of bonds issued by a party unaffiliated with us, secured by, among other things, our payments under our Palo Verde Nuclear Generating Station leases;

•	serves as administrative agent and issuing bank with respect to reimbursement agreements related to letters of credit securing the equity portions of our payments under certain of our Palo Verde leases (“Letters of Credit”);

•	has a $29.7 million credit commitment under the Letters of Credit, none of which was outstanding as of June 15, 2004; and

•	serves as an issuing and paying agent with respect to our commercial paper program.

     In addition, an affiliate of JPMorgan Chase Bank is the owner participant under a trust to which we sold and leased back a portion of Palo Verde Unit 2.

     Pinnacle West maintains normal banking arrangements with JPMorgan Chase Bank. JPMorgan Chase Bank also:

•	has a $22.5 million commitment pursuant to a revolving credit agreement with Pinnacle West, none of which was outstanding at June 15, 2004;

•	serves as an issuing and paying agent with respect to Pinnacle West’s commercial paper program; and

•	serves as fiscal and paying agent for two series of Pinnacle West’s senior debt securities.

UNDERWRITING

     Credit Suisse First Boston LLC and J.P. Morgan Securities Inc. are acting as joint bookrunning managers and as representatives of the underwriters named below.

     Subject to the terms and conditions stated in the underwriting agreement and terms agreement dated the date of this prospectus supplement, each underwriter named below has agreed to severally purchase, and we have agreed to sell to that underwriter, the principal amount of notes set forth opposite the underwriter’s name below:

Principal Amount of
Underwriters	Notes
Credit Suisse First Boston LLC	$
J.P. Morgan Securities Inc.
Banc of America Securities LLC
Citigroup Global Markets Inc.
Goldman, Sachs & Co.
Lehman Brothers Inc.
UBS Securities LLC

Total	$300,000,000

     The underwriting agreement provides that the obligations of the underwriters to purchase the notes included in this offering are several and not joint and are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

     The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed       % of the principal amount of the notes. The underwriters may allow, and dealers may reallow, a concession not to exceed       % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

     The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes).

Paid by Arizona Public
Service Company
Per note	%

     The notes are a new issue of securities with no established trading market. We do not intend to apply for the notes to be listed on any securities exchange or to be quoted on any quotation system. One or more of the underwriters intend to make a secondary market for the notes. However, they are not obligated to do so and may discontinue making a secondary market at any time without notice. No assurance can be given as to how liquid the trading market for the notes will be.

     Credit Suisse First Boston LLC (“CSFB”) and J.P. Morgan Securities Inc. (“JPMorgan”) will make the securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between CSFB and JPMorgan and their respective customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from CSFB and JPMorgan based on transactions CSFB and JPMorgan conduct through the system. CSFB and JPMorgan will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

     In order to facilitate the offering of the notes, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of notes in excess of the principal amount of notes to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of notes made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the managing underwriters, in covering syndicate short positions or making stabilizing purchases, repurchase notes originally sold by that syndicate member.

     Any of these activities may have the effect of preventing or retarding a decline in the market price of the notes. They may also cause the price of the notes to be higher than the price that otherwise would exist in the open market in the absence of these transactions. The underwriters may conduct these transactions in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

     We estimate that our total expenses (excluding underwriting commissions) of this offering will be approximately $400,000.

     The underwriters and/or their affiliates have performed various investment banking, commercial banking and advisory services for us and our affiliates from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us and our affiliates in the ordinary course of their business.

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

EXPERTS

     The financial statements and the related financial statement schedule incorporated in this prospectus supplement and prospectus by reference from Arizona Public Service Company’s Annual Report on Form 10-K for the year ended December 31, 2003 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion and includes explanatory paragraphs relating to the change in 2003 in the method of accounting for non-trading derivatives and to the change in 2001 in the method of accounting for derivatives and hedging activities), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

LEGAL OPINIONS

     The validity of the notes offered hereby will be passed upon for Arizona Public Service Company by Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004, and for the underwriters by Pillsbury Winthrop LLP, 1540 Broadway, New York, New York 10036. In giving their opinions, Pillsbury Winthrop LLP and Snell & Wilmer L.L.P. may rely as to matters of New Mexico law upon the opinion of Keleher & McLeod, P.A., Albuquerque Plaza, 201 Third NW, 12th Floor, Albuquerque, New Mexico 87102. Snell & Wilmer L.L.P. may rely as to all matters of New York law upon the opinion of Pillsbury Winthrop LLP. Pillsbury Winthrop LLP may rely as to all matters of Arizona law upon the opinion of Snell & Wilmer L.L.P.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

     We file annual, quarterly and current reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site: http:www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room, which is located at Room 1024, Judiciary Plaza, 450 Fifth Street NW, Washington D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our filings with the SEC are also available on Pinnacle West’s web site at http://www.pinnaclewest.com. The information on Pinnacle West’s web site is not part of this prospectus supplement or the accompanying prospectus.

Incorporation by Reference

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus supplement, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, excluding, in each case, information deemed furnished and not filed, until all of the notes are sold.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2004; and

•	Current Reports on Form 8-K filed on January 9, January 28, January 29, February 4, April 21, May 7, June 2 and June 23, 2004.

     You may request a copy of these filings and will receive a copy of these filings, at no cost to you, by writing or telephoning us at the following address:

Arizona Public Service Company
Office of the Secretary
Station 9046
P.O. Box 53999
Phoenix, Arizona 85072-3999
(602) 250-3252

Prospectus

Arizona Public Service Company
$500,000,000
Debt Securities

     We may offer and sell debt securities from time to time in one or more offerings. This prospectus provides you with a general description of the debt securities we may offer.

     Each time we sell debt securities, we will provide a supplement to this prospectus that contains specific information about the offering and the terms of the debt securities. The supplement may also add, update, or change information contained in this prospectus. You should carefully read this prospectus and any supplement before you invest in any of our debt securities.

     Investing in our debt securities involves risk factors that are described in the “Risk Factors” section beginning on page 3 of this Prospectus.

     Our principal executive offices are located at 400 North Fifth Street, Phoenix, AZ 85004. Our telephone number is (602) 250-1000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is July 14, 2003

Risk Factors

     Before purchasing our debt securities you should carefully consider the following risk factors as well as the other information contained in this prospectus and the information incorporated by reference in order to evaluate an investment in our debt securities. Although we have tried to discuss key factors in this prospectus, please be aware that other risks may prove to be important in the future. New risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance.

We are subject to complex government regulation which may have a negative impact on our business and our results of operations.

     We are subject to governmental regulation which may have a negative impact on our business and results of operations. We are a “subsidiary company” of a “holding company” within the meaning of the Public Utility Holding Company Act (“PUHCA”); however, we are exempt from the provisions of PUHCA by virtue of the filing of an annual exemption statement with the Securities and Exchange Commission (“SEC”) by our parent company, Pinnacle West Capital Corporation (“Pinnacle West”).

     We are subject to comprehensive regulation by several federal, state and local regulatory agencies, which significantly influence our operating environment and may affect our ability to recover costs from utility customers. We are required to have numerous permits, approvals and certificates from the agencies that regulate our business. The Federal Energy Regulatory Commission (“FERC”), the Nuclear Regulatory Commission (“NRC”), the Environmental Protection Agency (“EPA”), and the Arizona Corporation Commission (“ACC”) regulate many aspects of our utility operations, including siting and construction of facilities, customer service and the rates that we can charge customers. We believe the necessary permits, approvals and certificates have been obtained for our existing operations. However, we are unable to predict the impact on our business and operating results from the future regulatory activities of any of these agencies. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

We cannot predict the outcome of the general rate case pending before the ACC.

     As required by a 1999 settlement agreement among us and various parties (the “1999 Settlement Agreement”), on June 27, 2003, we filed a general rate case with the ACC. We requested a $175.1 million, or 9.8% increase, in our annual retail electricity revenues, to become effective July 1, 2004. The major reasons for the request include:

•	incorporating significant increases in fuel and purchased power costs, including results of purchases through the ACC’s “Track B” procurement process;

•	recognizing changes in our cost of service, cost allocation and rate design;

•	obtaining rate base recognition of the generating plants built in Arizona by Pinnacle West Energy Corporation, another subsidiary of Pinnacle West (“Pinnacle West Energy”) since 1999 to serve our retail electricity customers (specifically, Redhawk Combined Cycle Units 1 and 2, West Phoenix Combined Cycle Units 4 and 5 and the Saguaro Combustion Turbine Unit 3);

•	recovering $234 million written off by us as a result of the 1999 Settlement Agreement; and

•	recovering restructuring and compliance costs associated with the ACC’s electric competition rules.

     The general rate case will also address the implementation of rate adjustment mechanisms that were the subject of ACC hearings in April 2003. The rate adjustment mechanisms, which were authorized in the 1999 Settlement Agreement, would allow us to recover several types of costs, the most significant of which are power supply costs (for standard offer customers) and costs associated with complying with the ACC retail competition rules described below. If we do not have a rate adjustment mechanism that allows us to recover our full costs of procuring fuel for our generating plants, then changes in fuel prices may increase our cost of producing power or decrease the amount we receive from selling power, harming our financial performance. We assume that the ACC will make a decision in this general rate case by the end of 2004. We cannot predict the outcome of the rate case and the resulting levels of regulated revenues.

If we are not able to access capital at competitive rates, our ability to implement our financial strategy will be adversely affected.

     We rely on access to both short-term money markets and longer-term capital markets as a significant source of liquidity and for capital requirements not satisfied by the cash flow from our operations. We believe that we will maintain sufficient access to these financial markets based upon current credit ratings. However, certain market disruptions or a downgrade of our credit rating may increase our cost of borrowing or adversely affect our ability to access one or more financial markets. Such disruptions could include:

•	an economic downturn;

•	capital market conditions generally;

•	the bankruptcy of an unrelated energy company;

•	market prices for electricity and gas;

•	terrorist attacks or threatened attacks on our facilities or those of unrelated energy companies; or

•	the overall health of the utility industry.

     Changes in economic conditions could result in higher interest rates, which would increase our interest expense on our debt and reduce funds available to us for our current plans. Additionally, an increase in our leverage could adversely affect us by:

•	increasing the cost of future debt financing;

•	increasing our vulnerability to adverse economic and industry conditions;

•	requiring us to dedicate a substantial portion of our cash flow from operations to payments on our debt, which would reduce funds available to us for operations, future business opportunities or other purposes; and

•	placing us at a competitive disadvantage compared to our competitors that have less debt.

     See the following Risk Factor for more information relating to this discussion.

A significant reduction in our credit ratings could materially and adversely affect our business, financial condition and results of operations.

     We cannot be sure that any of our current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could increase our borrowing costs which would diminish our financial results. We would likely be required to pay a higher interest rate in future financings, and our potential pool of investors and funding sources could decrease. In addition, borrowing costs under certain of our existing credit facilities depend on our credit ratings. A downgrade could also require us to provide additional support in the form of letters of credit or cash or other collateral to various counterparties and otherwise have a material adverse effect on our business, financial condition and results of operations. If our short-term ratings were to be lowered, it could limit our access to the commercial paper market. We note that the ratings from credit agencies are not recommendations to buy, sell or hold our securities and that each rating should be evaluated independently of any other rating.

Deregulation or restructuring of the electric industry may result in increased competition, which could have a significant adverse impact on our business and our financial results.

     Retail competition could have a significant adverse financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. In 1999, the ACC approved rules that provide a framework for the introduction of retail electric competition in Arizona. Under the rules, as modified by the 1999 Settlement Agreement, we were required to transfer all of our competitive electric assets and services to an unaffiliated party or parties or to a separate corporate affiliate or affiliates no later than December 31, 2002. To satisfy this requirement, we had planned to transfer our generation assets to Pinnacle West Energy. Pursuant to an ACC order dated September 10, 2002, the ACC unilaterally modified the 1999 Settlement Agreement and directed us to cancel any plans to divest interests in any of our generating assets. The ACC has further established a requirement that we solicit bids for certain estimated capacity and energy requirements for periods beginning July 1, 2003. These regulatory developments and legal challenges to the rules have raised considerable uncertainty about the status and pace of electric competition in Arizona. Although some limited retail competition existed in our service area in 1999 and 2000, there are currently no active retail competitors offering unbundled energy or other utility services to our customers. As a result, we cannot predict when, and the extent to which, additional competitors will re-enter our service territory.

     As a result of changes in federal law and regulatory policy, competition in the wholesale electricity market has greatly increased due to a greater participation by traditional electricity suppliers, non-utility generators, independent power producers, and wholesale power marketers and brokers. This increased competition could affect our load forecasts, plans for power supply and wholesale energy sales and related revenues. As a result of the changing regulatory environment and the relatively low barriers to entry, we expect wholesale competition to increase. As competition continues to increase, our financial position and results of operations could be adversely affected.

The procurement of wholesale power by us without the ability to adjust retail rates could have an adverse impact on our business and financial results.

     The 1999 Settlement Agreement limits our ability to change retail rates until at least July 1, 2004, which could have a significant adverse financial impact on us if wholesale power prices significantly exceed the amount included for generation costs in our current bundled retail rates. Under the ACC’s rules, we are the “provider of last resort” for standard-offer, full-service customers under rates that have been approved by the ACC. These rates are established until at least July 1, 2004. The 1999 Settlement Agreement allows us to seek adjustment of these rates in the event of emergency conditions or circumstances, such as the inability to secure financing on reasonable terms; material changes in our cost of service for ACC-regulated services resulting from federal, tribal, state or local laws; regulatory requirements; or judicial decisions, actions or orders. Energy prices in the western wholesale market vary and, during the course of the last two years, have been volatile. At various times, prices in the spot wholesale market have significantly exceeded the amount of generation costs per kilowatt hour (kWh) included in our current retail rates. Our energy requirements during certain periods of the year significantly exceed the power we can generate from our own generation assets. In addition, in the event of shortfalls due to unforeseen increases in load demand or generation or transmission outages, we may need to purchase additional supplemental power in the wholesale spot market. The ACC has further established a requirement that we solicit bids for certain estimated capacity and energy requirements for periods beginning July 1, 2003. We issued requests for proposals in March 2003 and by May 6, 2003, we entered into contracts to meet all or a portion of our requirements for the years 2003 through 2006. Beyond 2006, this competitive procurement process may adversely affect the cost of our procurement of wholesale power. In sum, there can be no assurance that we would be able to fully recover the costs of wholesale power under our present rate structure. Although we could seek to adjust our rates under the emergency provisions of the 1999 Settlement Agreement, ACC approval of such an adjustment cannot be assured. In addition, we filed a general rate case with the ACC on June 27, 2003 (see discussion above). Among other things, the rate case will address the implementation of rate adjustment mechanisms, which would allow us to recover several types of costs, the most significant of which are power supply costs (for standard offer customers).

Recent events in the energy markets that are beyond our control may have negative impacts on our business.

     As a result of the energy crisis in California during the summer of 2001, the recent volatility of natural gas prices in North America, the filing of bankruptcy by the Enron Corporation, and investigations by governmental authorities into energy trading activities, companies generally in the regulated and unregulated utility businesses have been under an increased amount of public and regulatory scrutiny. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws, but it is difficult or impossible to predict or control what effect these or related issues may have on our business or our access to the capital markets.

Our results of operations can be adversely affected by milder weather.

     Weather conditions directly influence the demand for electricity and affect the price of energy commodities. Electric power demand is generally a seasonal business. In Arizona, demand for power peaks during the hot summer months, with market prices also peaking at that time. As a result, our overall operating results fluctuate substantially on a seasonal basis. In addition, we have historically sold less power, and consequently earned less income, when weather conditions are milder. As a result, unusually mild weather could diminish our results of operations and harm our financial condition.

There are inherent risks in the operation of nuclear facilities, such as environmental, health and financial risks and the risk of terrorist attack.

     We have an ownership interest in and operate the Palo Verde Nuclear Generating Station (“Palo Verde”), which is the largest nuclear electric generating facility in the United States. Palo Verde is subject to environmental, health and financial risks such as the ability to dispose of spent nuclear fuel, the ability to maintain adequate reserves for decommissioning, potential liabilities arising out of the operation of these facilities, and the costs of securing the facilities against possible terrorist attacks. We maintain nuclear decommissioning trust funds and external insurance coverage to minimize our financial exposure to these risks; however, it is possible that damages could exceed the amount of insurance coverage.

     The NRC has broad authority under federal law to impose licensing and safety-related requirements for the operation of nuclear generation facilities. In the event of noncompliance, the NRC has the authority to impose fines or shut down a unit, or both, depending upon its assessment of the severity of the situation, until compliance is achieved. In addition, although we have no reason to anticipate a serious nuclear incident at Palo Verde, if an incident did occur, it could materially and adversely affect our results of operations or financial condition. A major incident at a nuclear facility anywhere in the world could cause the NRC to limit or prohibit the operation or licensing of any domestic nuclear unit.

     The operation of Palo Verde requires licenses that need to be periodically renewed and/or extended. We do not anticipate any problems renewing these licenses. However, as a result of potential terrorist threats and increased public scrutiny of utilities, the licensing process could result in increased licensing or compliance costs that are difficult or impossible to predict.

The use of derivative contracts in the normal course of our business and changing interest rates and market conditions could result in financial losses that negatively impact our results of operations.

     Our operations include managing market risks related to commodity prices. We are exposed to the impact of market fluctuations in the price and transportation costs of electricity, natural gas, coal, and emissions allowances and credits. We have established procedures to manage risks associated with these market fluctuations by utilizing various commodity derivatives, including exchange-traded futures and options and over-the-counter forwards, options, and swaps. As part of our overall risk management program, we enter into derivative transactions to hedge purchases and sales of electricity, fuels, and emissions allowances and credits. The changes in market value of such contracts have a high correlation to price changes in the hedged commodity.

     We are exposed to losses in the event of nonperformance or nonpayment by counterparties. We use a risk management process to assess and monitor the financial exposure of all counterparties. Despite the fact that the majority of trading counterparties are rated as investment grade by the credit rating agencies, there is still a possibility that one or more of these companies could default, resulting in a material adverse impact on our earnings for a given period.

     Changing interest rates will affect interest paid on variable-rate debt and interest earned by our pension plan and nuclear decommissioning trust funds. Our policy is to manage interest rates through the use of a combination of fixed-rate and floating-rate debt. The pension plan is also impacted by the discount rate, which is the interest rate used to discount future pension obligations. Continuation of recent decreases in the discount rate would result in increases in pension costs, cash contributions, and charges to other comprehensive income. The pension plan and nuclear decommissioning trust funds also have risks associated with changing market values of equity investments. A significant portion of the pension costs and all of the nuclear decommissioning costs are recovered in regulated electricity prices.

The uncertain outcome regarding the creation of regional transmission organizations, or RTOs, and implementation of the FERC’s standard market design, or SMD, may materially impact our operations, cash flows or financial position.

     In a December 1999 order, the FERC set minimum characteristics and functions that must be met by utilities that participate in regional transmission organizations. The characteristics for an acceptable RTO include independence from market participants, operational control over a region large enough to support efficient and nondiscriminatory markets, and exclusive authority to maintain short-term reliability. Additionally, the FERC is considering implementing a standard market design for wholesale markets. On October 16, 2001, we and other owners of electric transmission lines in the Southwest filed with the FERC a request for a declaratory order confirming that our proposal to form WestConnect RTO, LLC would satisfy the FERC’s requirements for the formation of an RTO. On October 10, 2002, the FERC issued an order finding that the WestConnect proposal, if modified to address specified issues, could meet the FERC’s RTO requirements and provide the basic framework for a standard market design for the Southwest. As of June 25, 2003, the FERC was considering various aspects of its order as a result of requests for clarification filed by the WestConnect applicants.

We are subject to numerous environmental laws and regulations which may increase our cost of operations, impact our business plans, or expose us to environmental liabilities.

     We are subject to numerous environmental regulations affecting many aspects of our present and future operations, including air emissions, water quality, wastewater discharges, solid waste, and hazardous waste. These laws and regulations can result in increased capital, operating, and other costs, particularly with regard to enforcement efforts focused on power plant emissions obligations. These laws and regulations generally require us to obtain and comply with a wide variety of environmental licenses, permits, inspections and other approvals. Both public officials and private individuals may seek to enforce applicable environmental laws and regulations. We cannot predict the outcome (financial or operational) of any related litigation that may arise.

     In addition, we may be a responsible party for environmental clean up at sites identified by a regulatory body. We cannot predict with certainty the amount and timing of all future expenditures related to environmental matters because of the difficulty of estimating clean-up costs. There is also uncertainty in quantifying liabilities under environmental laws that impose joint and several liability on all potentially responsible parties.

     We cannot be sure that existing environmental regulations will not be revised or that new regulations seeking to protect the environment will not be adopted or become applicable to us. Revised or additional regulations that result in increased compliance costs or additional operating restrictions, particularly if those costs are not fully recoverable from our customers, could have a material adverse effect on our results of operations.

Actual results could differ from estimates used to prepare our financial statements.

     In preparing the financial statements in accordance with generally accepted accounting principles, management must often make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and related disclosures at the date of the financial statements and during the reporting period. Some of those judgments can be subjective and complex, and actual results could differ from those estimates. We consider the following accounting policies to be our most critical because of uncertainties, judgments and complexities of the underlying accounting standards and operations involved.

•	Regulatory Accounting – Regulatory accounting allows for the actions of regulators, such as the ACC and the FERC, to be reflected in the financial statements. Their actions may cause us to capitalize costs that would otherwise be included as an expense in the current period by unregulated companies.

•	Pensions and Other Postretirement Benefit Accounting – Changes in our actuarial assumptions used in calculating our pension and other postretirement benefit liability and expense can have a significant impact on our earnings and financial position. The most relevant actuarial assumptions are the discount rate used to measure our liability and the expected long-term rate of return on plan assets used to estimate earnings on invested funds over the long-term.

•	Derivative Accounting – Derivative accounting requires evaluation of rules that are complex and subject to varying interpretations. Our evaluation of these rules, as they apply to our contracts, will determine whether we use accrual accounting or fair value (mark-to-market) accounting. Mark-to-market accounting requires that changes in fair value be recorded in earnings or, if certain hedge accounting criteria are met, in other comprehensive income.

•	Mark-to-Market Accounting – The market value of our derivative contracts is not always readily determinable. In some cases, we use models and other valuation techniques to determine fair value. The use of these models and valuation techniques sometimes requires subjective and complex judgment. Actual results could differ from the results estimated through application of these methods.

About This Prospectus

     This prospectus is part of a shelf registration statement that we filed with the United States Securities and Exchange Commission, or the SEC. You should rely only on the information contained or incorporated by reference in this prospectus and in any supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus and the supplement to this prospectus is accurate only as of the dates on their covers. Our business, financial condition, results of operations, and prospects may have changed since those dates.

Forward-Looking Statements

     This prospectus, any accompanying prospectus supplement, and the additional information described under the heading “Where You Can Find More Information” may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of our management, based on information currently available to our management. When we use words such as “believes,” “expects,” “anticipates,” “intends,” “plans,” “estimates,” “should,” or similar expressions, we are making forward-looking statements.

     Forward-looking statements are not guarantees of performance. They involve risks, including those described under “Risk Factors” above, uncertainties, and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results are beyond our ability to control or predict. These factors include, but are not limited to:

•	the ongoing restructuring of the electric industry, including the introduction of retail electric competition in Arizona;

•	the outcome of regulatory and legislative proceedings relating to the restructuring;

•	state and federal regulatory and legislative decisions and actions, including the outcome of the rate case we filed with the ACC on June 27, 2003 and the wholesale electric price mitigation plan adopted by the FERC;

•	regional economic and market conditions, including the results of litigation and other proceedings resulting from the California energy situation and completion of generation construction in the region, which could affect customer growth and the cost of power supplies;

•	the cost of debt and equity capital;

•	weather variations affecting local and regional customer energy usage;

•	conservation programs;

•	power plant performance;

•	our ability to compete successfully outside traditional regulated markets (including the wholesale market);

•	technological developments in the electric industry; and

•	other uncertainties, all of which are difficult to predict and many of which are beyond our control.

     You are cautioned not to put undue reliance on any forward-looking statements. We claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 for any forward-looking statements contained in this prospectus and any prospectus supplement.

Where You Can Find More Information

Available Information

     We file annual, quarterly, and current reports, and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site: http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference room, which is located at 450 Fifth Street NW, Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our filings with the SEC are also available on the website of our parent, Pinnacle West, at http://www.pinnaclewest.com. The other information on Pinnacle West’s website is not a part of this prospectus or any prospectus supplement.

Incorporation by Reference

     The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until all securities are sold under this prospectus.

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2002;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2003; and

•	Current Reports on Form 8-K dated January 15, January 30, February 24, February 27, March 11, March 27, May 6, May 7, May 13, and June 27, 2003.

You may request a copy of these filings and will receive a copy of these filings, at no cost, by writing or telephoning us at the following address:

Arizona Public Service Company
Office of the Secretary
Station 9068
P.O. Box 53999
Phoenix, Arizona 85072-3999
(602) 250-3252

Business of Arizona Public Service Company

     We were incorporated in 1920 under the laws of Arizona and we are an electric utility, with more than 902,000 customers. We are a wholly-owned subsidiary of Pinnacle West. We provide either retail or wholesale electric service to substantially all of the state of Arizona, with the major exceptions of the Tucson metropolitan area and about one-half of the Phoenix metropolitan area. Electricity is delivered through a distribution system that we own. We also generate, sell and deliver electricity to wholesale customers in the western United States. We do not distribute any products. Our principal executive offices are located at 400 North Fifth Street, Phoenix, Arizona 85004, and the telephone number is 602-250-1000.

Ratio of Earnings to Fixed Charges

     The following table sets forth the historical ratio of our earnings to fixed charges for each of the indicated periods:

Three Months
Ended	Twelve Months Ended
March 31,	December 31,
2003	2002	2001	2000	1999	1998
1.61	2.93	3.77	3.79	3.24	3.11

     For the purposes of computing our ratios of earnings to fixed charges, earnings are divided by fixed charges. “Earnings” represent the aggregate of income (loss) from continuing operations before income taxes and fixed charges. “Fixed charges” represent interest expense, the amortization of debt discount and the interest portion of rentals.

Use of Proceeds

     We will add the net proceeds from any sale of debt securities to our general corporate funds. We will use the net proceeds to repay debt and for general corporate purposes. Each prospectus supplement will include specific uses of the net proceeds.

Description of Debt Securities

General

     The following description highlights the general terms of the debt securities. When we offer debt securities in the future, the prospectus supplement will explain the particular terms of those securities and the extent to which any of these general provisions will not apply.

     The debt securities will be our unsecured obligations. The debt securities may be issued in one or more new series under:

•	an Indenture, dated as of January 1, 1995, between The Bank of New York and us, in the case of subordinated debt securities; or

•	an Indenture, dated as of January 15, 1998, between JPMorgan Chase Bank and us, in the case of senior debt securities.

     We have summarized selected provisions of the Indentures below. The summary is not complete. We have filed the forms of the Indentures as exhibits to the registration statement. You should read the Indentures in their entirety, including the definitions of certain terms, together with this prospectus and the prospectus supplement before you make any investment decision. Although separate Indentures are used for subordinated debt securities and senior debt securities, the description of the Indenture in this section applies to both Indentures, unless otherwise noted.

     You should refer to the prospectus supplement attached to this prospectus for the following information about a new series of debt securities:

•	title of the debt securities;

•	the aggregate principal amount of the debt securities or the series of which they are a part;

•	the date on which the debt securities mature;

•	the interest rate;

•	when the interest on the debt securities accrues and is payable;

•	the record dates;

•	places where principal, premium, or interest will be payable;

•	periods within which, and prices at which we can redeem debt securities at our option;

•	any obligation on our part to redeem or purchase debt securities pursuant to a sinking fund or at the option of the holder;

•	denominations and multiples at which debt securities will be issued if other than $1,000;

•	any index or formula from which the amount of principal or any premium or interest may be determined;

•	any allowance for alternative currencies and determination of value;

•	whether the debt securities are defeasible under the terms of the Indenture;

•	whether we are issuing the debt securities as global securities;

•	any additional or different events of default and any change in the right of the trustee or the holders to declare the principal amount due and payable if there is any default;

•	any addition to or change in the covenants in the Indenture; and

•	any other terms.

     We may sell the debt securities at a substantial discount below their principal amount. The prospectus supplement may describe special federal income tax considerations that apply to debt securities sold at an original issue discount or to debt securities that are denominated in a currency other than United States dollars.

     Other than the protections described in this prospectus and in the related prospectus supplement, holders of debt securities would not be protected by the covenants in the Indenture from a highly-leveraged transaction.

     Our unsecured debt is effectively subordinated to our secured debt to the extent of the value of the assets securing the secured debt. Our first mortgage bonds are issued under the Mortgage and Deed of Trust dated as of July 1, 1946 and are secured by substantially all of our property except for property expressly excluded in the mortgage. As of March 31, 2003, there were approximately $577 million of first mortgage bonds outstanding. As of March 31, 2003, we estimate that the mortgage would have allowed us to issue up to approximately $2.5 billion of additional first mortgage bonds. We intend to cancel the mortgage by retiring, redeeming or refinancing our first mortgage bonds. We may be able to do this as early as 2004. However, there is no assurance that we will retire, redeem or refinance existing first mortgage bonds, that we will not issue additional first mortgage bonds, or that we will be able to cancel the mortgage.

Subordination

     The Indenture relating to the subordinated debt securities states that, unless otherwise provided in a supplemental indenture or a board resolution, the debt securities will be subordinate to all senior debt. This is true whether the senior debt is outstanding as of the date of the Indenture or is incurred afterwards. The balance of the information under this heading assumes that a supplemental indenture or a board resolution results in a series of debt securities being subordinated obligations.

     The Indenture states that we cannot make payments of principal, premium, or interest on the subordinated debt if:

•	the principal, premium or interest on senior debt is not paid when due and the applicable grace period for the default has ended and the default has not been cured or waived; or

•	the maturity of any senior debt has been accelerated because of a default.

     The Indenture provides that we must pay all senior debt in full before the holders of the subordinated debt securities may receive or retain any payment if our assets are distributed to our creditors upon any of the following:

•	dissolution;

•	winding-up;

•	liquidation;

•	reorganization, whether voluntary or involuntary;

•	bankruptcy;

•	insolvency;

•	receivership; or

•	any other proceedings.

     The Indenture provides that when all amounts owing on the senior debt are paid in full, the holders of the subordinated debt securities will be subrogated to the rights of the holders of senior debt to receive payments or distributions applicable to senior debt.

     The Indenture defines senior debt as the principal, premium, interest and any other payment due under any of the following, whether outstanding at the date of the Indenture or thereafter incurred, created or assumed:

•	all of our debt evidenced by notes, debentures, bonds, or other securities we sell for money, including all of our first mortgage bonds;

•	all debt of others of the kinds described in the preceding bullet point that we assume or guarantee in any manner; and

•	all renewals, extensions, or refundings of debt of the kinds described in either of the two preceding bullet points.

However, the preceding will not be considered senior debt if the document creating the debt or the assumption or guarantee of the debt states that it is not superior to or that it is on equal footing with the subordinated debt securities.

     The Indenture does not limit the aggregate amount of senior debt that we may issue. As of March 31, 2003, there was approximately $1.9 billion of senior debt outstanding and there was no subordinated debt outstanding. We must obtain the approval of the Arizona Corporation Commission, which we refer to as the ACC, before incurring long-term debt. An existing ACC order allows us to have approximately $2.7 billion in principal amount of long-term debt outstanding at any one time, not including $500 million of long-term debt we issued on May 12, 2003, pursuant to a different ACC order. We do not expect these orders to limit our ability to meet our capital requirements.

Form, Exchange, and Transfer

     Each series of debt securities will be issuable only in fully registered form and without coupons. In addition, unless otherwise specified in a prospectus supplement, the debt securities will be issued in denominations of $1,000 and multiples of $1,000. We, the trustee, and any of our agents may treat the registered holder of a debt security as the absolute owner for the purpose of making payments, giving notices, and for all other purposes.

     The holders of debt securities may exchange them for any other debt securities of the same series, in authorized denominations, and equal principal amount. However, this type of exchange will be subject to the terms of the Indenture and any limitations that apply to global securities.

     A holder may transfer debt securities by presenting the endorsed security at the office of a security registrar or at the office of any transfer agent we designate. The holder will not be charged for any exchange or registration of transfer, but we may require payment to cover any tax or other governmental charge in connection with the transaction. We have appointed the trustee under each Indenture as security registrar. A prospectus supplement will name any transfer agent we designate for any debt securities if different from the security registrar. We may designate additional transfer agents or rescind the designation of any transfer agent or approve a change in the office through which any transfer agent acts at any time, except that we will maintain a transfer agent in each place of payment for debt securities.

     If the debt securities of any series are to be redeemed in part, we will not be required to do any of the following:

•	issue, register the transfer of, or exchange any debt securities of that series and/or tenor beginning 15 days before the day of mailing of a notice of redemption of any debt security that may be selected for redemption and ending at the close of business on the day of the mailing; or

•	register the transfer of or exchange any debt security selected for redemption, except for an unredeemed portion of a debt security that is being redeemed in part.

Payment and Paying Agents

     Unless otherwise indicated in the applicable prospectus supplement, we will pay interest on a debt security on any interest payment date to the person in whose name the debt security is registered.

     Unless otherwise indicated in the applicable prospectus supplement, the principal, premium, and interest on the debt securities of a particular series will be payable at the office of the paying agents that we may designate. However, we may pay any interest by check mailed to the address, as it appears in the security register, of the person entitled to that interest. Also, unless otherwise indicated in the applicable prospectus supplement, the corporate trust office of the trustee in The City of New York will be our sole paying agent for payments with respect to debt securities of each series. Any other paying agent that we initially designate for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will maintain a paying agent in each place of payment for the debt securities of a particular series.

     All money that we pay to a paying agent for the payment of the principal, premium, or interest on any debt security that remains unclaimed at the end of two years after the principal, premium, or interest has become due and payable will be repaid to us, and the holder of the debt security may look only to us for payment.

Consolidation, Merger, and Sale of Assets

     Unless otherwise indicated in the applicable prospectus supplement, we may not:

•	consolidate with or merge into any other entity;

•	convey, transfer, or lease our properties and assets substantially as an entirety to any entity; or

•	permit any entity to consolidate with or merge into us or convey, transfer, or lease its properties and assets substantially as an entirety to us, unless the following conditions are met:

•	the successor entity is a corporation, partnership, trust, or other entity organized and validly existing under the laws of any domestic jurisdiction and assumes our obligations on the debt securities and under the Indenture;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time or both, would become an event of default, shall have occurred and be continuing; and

•	other conditions are met.

Upon any merger, consolidation, or transfer or lease of properties, the successor person will be substituted for us under the Indenture, and, thereafter, except in the case of a lease, we will be relieved of all obligations and covenants under the Indenture and the debt securities.

Events of Default

     Each of the following will be an event of default under the Indenture with respect to debt securities of any series:

•	our failure to pay principal of or any premium on any debt security of that series when due;

•	our failure to pay any interest on any debt securities of that series when due, and the continuance of that failure for 30 days;

•	our failure to deposit any sinking fund payment, when due, in respect of any debt securities of that series;

•	our failure to perform any of our other covenants in the Indenture relating to that series and the continuance of that failure for 90 days after written notice has been given by the trustee or the holders of at least 25% in principal amount of the outstanding debt securities of that series;

•	bankruptcy, insolvency, or reorganization events involving us; and

•	any other event of default for that series described in the applicable prospectus supplement.

     If an event of default occurs and is continuing other than an event of default relating to bankruptcy, insolvency, or reorganization, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of the affected series may declare the principal amount of the debt securities of that series to be due and payable immediately. In the case of any debt security that is an original issue discount security or the principal amount of which is not then determinable, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series may declare the portion of the principal amount of the debt security specified in the terms of such debt security to be immediately due and payable upon an event of default.

     If an event of default involving bankruptcy, insolvency, or reorganization occurs, the principal amount of all the debt securities of the affected series will automatically, and without any action by the trustee or any holder, become immediately due and payable. After any acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may rescind and annul the acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived as provided in the Indenture.

     The trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders, unless the holders have offered the trustee reasonable indemnity. Subject to provisions for the indemnification of the trustee, the holders of a majority in principal amount of the outstanding debt securities of any series will have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee, with respect to the debt securities of that series.

     No holder of a debt security of any series will have any right to institute any proceeding under the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the Indenture, unless:

•	the holder has previously given the trustee written notice of a continuing event of default with respect to the debt securities of that series;

•	the holders of at least 25% in aggregate principal amount of the outstanding debt securities of that series have made written request, and the holder or holders have offered reasonable indemnity, to the trustee to institute the proceeding as trustee; and

•	the trustee has failed to institute the proceeding, and has not received from the holders of a majority in aggregate principal amount of the outstanding debt securities of that series a direction inconsistent with the request within 60 days after the notice, request, and offer.

The limitations provided above do not apply to a suit instituted by a holder of a debt security for the enforcement of payment of the principal, premium, or interest on the debt security on or after the applicable due date.

     We are required to furnish to the trustee annually a certificate of various officers stating whether or not we are in default in the performance or observance of any of the terms, provisions, and conditions of the Indenture and, if so, specifying all known defaults.

Modification and Waiver

     In limited cases we and the trustee may make modifications and amendments to the Indenture without the consent of the holders of any series of debt securities. We and the trustee may also make modifications and amendments to the Indenture with the consent of the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of each series affected by the modification or amendment. However, without the consent of the holder of each outstanding debt security affected, no modification or amendment may:

•	change the stated maturity of the principal of, or any installment of principal of or interest on, any debt security;

•	reduce the principal amount of, or any premium or interest on, any debt security;

•	reduce the amount of principal of an original issue discount security or any other debt security payable upon acceleration of the maturity of the security;

•	change the place or currency of payment of principal of, or any premium or interest on, any debt security;

•	impair the right to institute suit for the enforcement of any payment on or with respect to any debt security; or

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indenture or is necessary for waiver of compliance with certain provisions of the Indenture or of certain defaults, or modify the provisions of the Indenture relating to modification and waiver.

     Compliance with certain restrictive provisions of the Indenture may be waived by the holders of not less than 66-2/3% in aggregate principal amount of the outstanding debt securities of any series. The holders of a majority in principal amount of the outstanding debt securities of any series may waive any past default under the Indenture, except:

•	a default in the payment of principal, premium, or interest; and

•	a default under covenants and provisions of the Indenture which cannot be amended without the consent of the holder of each outstanding debt security of the affected series.

     In determining whether the holders of the requisite principal amount of the outstanding debt securities have given or taken any direction, notice, consent, waiver, or other action under the Indenture as of any date:

•	the principal amount of an outstanding original issue discount security will be the amount of the principal that would be due and payable upon acceleration of the maturity on that date,

•	if the principal amount payable at the stated maturity of a debt security is not determinable, the principal amount of the outstanding debt security will be an amount determined in the manner prescribed for the debt security; and

•	the principal amount of an outstanding debt security denominated in one or more foreign currencies will be the U.S. dollar equivalent of the principal amount of the debt security or, in the case of a debt security described in the previous clause above, the amount described in that clause.

     If debt securities have been fully defeased or if we have deposited money with the trustee to redeem debt securities, they will not be considered outstanding.

     Except in limited circumstances, we will be entitled to set any day as a record date for the purpose of determining the holders of outstanding debt securities of any series entitled to give or take any direction, notice, consent, waiver, or other action under the Indenture. In limited circumstances, the trustee will be entitled to set a record date for action by holders. If a record date is set for any action to be taken by holders of a particular series, the action may be taken only by persons who are holders of outstanding debt securities of that series on the record date. To be effective, the action must be taken by holders of the requisite principal amount of the debt securities within a specified period following the record date. For any particular record date, this period will be 180 days or any other shorter period as we may specify. The period may be shortened or lengthened, but not beyond 180 days.

Defeasance and Covenant Defeasance

     We may elect to have the provisions of the Indenture relating to defeasance and discharge of indebtedness, or defeasance of restrictive covenants in the Indenture, applied to the debt securities of any series, or to any specified part of a series. The prospectus supplement describing a series of debt securities will state whether we can make these elections for that series.

     Defeasance and Discharge

     We will be discharged from all of our obligations with respect to the debt securities of a series if we deposit with the trustee money in an amount sufficient to pay the principal, premium, and interest on the debt securities of that series when due in accordance with the terms of the Indenture and the debt securities. We can also deposit securities that will provide the necessary monies. However, we will not be discharged from the obligations to exchange or register the transfer of debt securities, to replace stolen, lost, or mutilated debt securities, to maintain paying agencies, and to hold moneys for payment in trust. The defeasance or discharge may occur only if we deliver to the trustee an opinion of counsel stating that we have received from, or there has been published by, the United States Internal Revenue Service a ruling, or there has been a change in tax law, in either case to the effect that holders of such debt securities:

•	will not recognize gain or loss for federal income tax purposes as a result of the deposit, defeasance, and discharge; and

•	will be subject to federal income tax on the same amount, in the same manner, and at the same times as would have been the case if the deposit, defeasance, and discharge were not to occur.

     Defeasance of Covenants

     We may elect to omit compliance with restrictive covenants in the Indenture and any additional covenants that may be described in the applicable prospectus supplement for a series of debt securities. This election will preclude some actions from being considered defaults under the Indenture for the applicable series. In order to exercise this option, we will be required to deposit, in trust for the benefit of the holders of debt securities, funds in an amount sufficient to pay the principal, premium and interest on the debt securities of the applicable series. We may also deposit securities that will provide the necessary monies. We will also be required to deliver to the trustee an opinion of counsel to the effect that holders of the debt securities will not recognize gain or loss for federal income tax purposes as a result of such deposit and defeasance of certain obligations and will be subject to federal income tax on the same amount, in the same manner and at the same times as would have been the case if the deposit and defeasance were not to occur. If we exercise this option with respect to any debt securities and the debt securities are declared due and payable because of the occurrence of any event of default, the amount of funds deposited in trust would be sufficient to pay amounts due on the debt securities at the time of their respective stated maturities but may not be sufficient to pay amounts due on the debt securities on any acceleration resulting from an event of default. In that case, we would remain liable for the additional payments.

Governing Law

     The law of the State of New York will govern the Indenture and the debt securities.

Global Securities

     Some or all of the debt securities of any series may be represented, in whole or in part, by one or more global securities, which will have an aggregate principal amount equal to that of the debt securities they represent. We will register each global security in the name of a depositary or nominee identified in a prospectus supplement and deposit the global security with the depositary or nominee. Each global security will bear a legend regarding the restrictions on exchanges and registration of transfer referred to below and other matters specified in a supplemental indenture to the Indenture.

     No global security may be exchanged for debt securities registered, and no transfer of a global security may be registered, in the name of any person other than the depositary for the global security or any nominee of the depositary, unless:

•	the depositary has notified us that it is unwilling or unable to continue as depositary for the global security or has ceased to be qualified to act as depositary;

•	a default has occurred and is continuing with respect to the debt securities represented by the global security; or

•	any other circumstances exist that may be described in the applicable supplemental indenture and prospectus supplement.

     We will register all securities issued in exchange for a global security or any portion of a global security in the names specified by the depositary.

     As long as the depositary or its nominee is the registered holder of a global security, the depositary or nominee will be considered the sole owner and holder of the global security and the debt securities that it represents. Except in the limited circumstances referred to above, owners of beneficial interests in a global security will not:

•	be entitled to have the global security or debt securities registered in their names;

•	receive or be entitled to receive physical delivery of certificated debt securities in exchange for a global security; and

•	be considered to be the owners or holders of the global security or any debt securities for any purpose under the Indenture.

     We will make all payments of principal, premium, and interest on a global security to the depositary or its nominee. The laws of some jurisdictions require that purchasers of securities take physical delivery of securities in definitive form. These laws make it difficult to transfer beneficial interests in a global security.

     Ownership of beneficial interests in a global security will be limited to institutions that have accounts with the depositary or its nominee, referred to as Participants, and to persons that may hold beneficial interests through Participants. In connection with the issuance of any global security, the depositary will credit, on its book-entry registration and transfer system, the respective principal amounts of debt securities represented by the global security to the accounts of its Participants. Ownership of beneficial interests in a global security will only be shown on records maintained by the depositary or the Participant. Likewise, the transfer of ownership interests will be effected only through the same records. Payments, transfers, exchanges, and other matters relating to beneficial interests in a global security may be subject to various policies and procedures adopted by the depositary from time to time. Neither we, the trustee, nor any of our agents will have responsibility or liability for any aspect of the depositary’s or any Participant’s records relating to, or for payments made on account of, beneficial interests in a global security, or for maintaining, supervising, or reviewing any records relating to the beneficial interests.

Regarding the Trustees

Arizona Public Service Company

     The Bank of New York is the trustee under the Indenture relating to the subordinated debt securities. We maintain normal banking arrangements with The Bank of New York, which include:

•	an $18 million commitment by The Bank of New York pursuant to a revolving credit agreement, none of which was outstanding at May 31, 2003.

     The Bank of New York also serves as:

•	trustee under a mortgage and deed of trust relating to our first mortgage bonds;

•	trustee for the holders of several issues of pollution control bonds issued on our behalf; and

•	trustee under our senior note indenture.

     An affiliate of The Bank of New York is the remarketing agent for a series of our pollution control bonds.

     JPMorgan Chase Bank is the trustee under the Indenture relating to the senior debt securities. We maintain normal banking arrangements with JPMorgan Chase Bank. JPMorgan Chase Bank also:

•	serves as trustee for the holders of several series of bonds issued by a party unaffiliated with us, secured by, among other things, our payments under our Palo Verde Nuclear Generating Station leases;

•	serves as administrative agent and issuing bank with respect to reimbursement agreements related to a letters of credit securing the equity portions of our payments under our Palo Verde Nuclear Generating Station leases (“Letters of Credit”);

•	has a $31.4 million credit commitment under the Letters of Credit, none of which was outstanding as of May 31, 2003;

•	serves as an issuing and paying agent with respect to our commercial paper program; and

•	has a commitment to lend us up to $20 million under a revolving credit agreement, none of which was outstanding as of May 31, 2003.

     In addition, an affiliate of JPMorgan Chase Bank is the owner participant under a trust to which we sold and leased back a portion of Unit 2 of the Palo Verde Nuclear Generating Station.

Pinnacle West

     Pinnacle West also maintains normal banking arrangements with The Bank of New York, which include:

•	a $20 million commitment by The Bank of New York pursuant to a revolving credit agreement, none of which was outstanding at May 31, 2003.

     The Bank of New York also serves as:

•	trustee under Pinnacle West’s subordinated debt indenture;

•	trustee under Pinnacle West’s senior debt indenture;

•	investment manager to Pinnacle West’s nonunion post-retirement medical fund; and

•	trustee/custodian for Pinnacle West’s pension plan.

     Pinnacle West maintains normal banking arrangements with JPMorgan Chase Bank, which include:

•	a $22.5 million commitment pursuant to a revolving credit agreement, none of which was outstanding at May 31, 2003.

     JPMorgan Chase Bank also:

•	serves as fiscal and paying agent for two series of Pinnacle West’s senior debt securities.

Plan of Distribution

     We intend to sell up to $500,000,000 in aggregate principal amount of the offered securities to or through underwriters or dealers, and may also sell the offered securities directly to other purchasers or through agents, as described in the prospectus supplement relating to an issue of debt securities.

     We may distribute the offered securities from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices.

     In connection with the sale of the offered securities, underwriters may receive compensation from us or from purchasers of offered securities for whom they act as agents in the form of discounts, concessions, or commissions. Underwriters may sell offered securities to or through dealers, and the dealers may receive compensation in the form of discounts, concessions, or commissions from the underwriters and/or commissions from the purchasers for whom they act as agents. Underwriters, dealers, and agents who participate in the distribution of offered securities may be considered to be underwriters, and any discounts or commissions received by them from us and any profit on the resale of offered securities by them may be considered to be underwriting discounts and commissions under the Securities Act of 1933. We will identify any person considered to be an underwriter, and we will describe any compensation received from us in the prospectus supplement.

     We may agree to indemnify underwriters, dealers, and agents who participate in the distribution of the offered securities against liabilities, including liabilities under the Securities Act of 1933.

Experts

     The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Arizona Public Service Company’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the change in 2001 in the method of accounting for derivatives and hedging activities in order to comply with the provisions of Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities”), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Legal Opinions

     Snell & Wilmer L.L.P., One Arizona Center, Phoenix, Arizona 85004 will opine on the validity of the offered securities. We currently anticipate that Sullivan & Cromwell LLP, 1888 Century Park East, Los Angeles, California 90067 will opine on the validity of the offered securities for any underwriters of securities. In giving their opinions, Sullivan & Cromwell LLP and Snell & Wilmer L.L.P. may rely as to matters of New Mexico law upon the opinion of Keleher & McLeod, P.A., Albuquerque Plaza, 201 Third NW, 12th Floor, Albuquerque, New Mexico 87102. Snell & Wilmer L.L.P. may rely as to all matters of New York law upon the opinion of Sullivan & Cromwell LLP. Sullivan & Cromwell LLP may rely as to all matters of Arizona law upon the opinion of Snell & Wilmer L.L.P.

$300,000,000

       % Notes due 2014

Arizona Public Service Company

PROSPECTUS SUPPLEMENT

June      , 2004

Joint Book-Running Managers

Credit Suisse First Boston	JPMorgan

Banc of America Securities LLC

Citigroup

Goldman, Sachs & Co.

Lehman Brothers

UBS Investment Bank